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                                                                      EXHIBIT 99
                        TRADING PLAN OF ROBERT F. OLSON
                           FOR STOCK OF STELLENT INC.
                  (FORMERLY KNOWN AS INTRANET SOLUTIONS, INC.)
                           PURSUANT TO RULE 10b5-1(c)



DATE:  September 27, 2001

COMMENCEMENT DATE OF PLAN:  September 27, 2001

TERMINATION DATE OF PLAN:  September 27, 2003
On the date of this Plan, I am terminating my previous trading plan, dated November 27, 2000, as amended, due to market conditions as permitted by Release No. 34-44820A of the Securities and Exchange Commission dated September 21, 2001.

PURPOSES OF PLAN: To provide liquidity and allow me to pursue other investment opportunities.

MATERIAL NON-PUBLIC INFORMATION. As of the Commencement Date of this Plan, I am not in possession of any material non-public information relating to Stellent Inc. ("Stellent").

INSTRUCTIONS. I will instruct Salomon Smith Barney Inc. ("Salomon") and/or RBC Dain Rauscher Wessels ("Dain") to execute trades of Stellent common stock held in my account as follows during the period covered by the Plan:

Following the ending date of each of the next eight calendar quarters (including the current quarter), sell 50,000 shares in open market transactions at market prices, provided, that no sale should be made at a price of less than $19.00 per share. Sales should be made starting on the third trading day after the public announcement of Stellent's financial results for each of these quarters and ending not later than the tenth trading day after the public announcement.

I will direct Salomon and/or Dain to sell through market makers designated by me, and otherwise I will direct Salomon and Dain to obtain the best price within the guidelines of this Plan. Salomon and Dain will not be in possession of material non-public information regarding Stellent during the term of this Plan.

HEDGING. I will not hedge my position with respect to Stellent stock at any time during the term of the Plan.

SUSPENSION OF SALES. If Stellent is party to a merger to be accounted for as a pooling of interests and my sales of Stellent stock would prevent the treatment of the merger as a pooling of interests, then sales under this Plan should be suspended. If Stellent engages in a public offering of equity securities and the underwriter requests that officers agree not to sell their shares of Stellent stock, then sales under this Plan should be suspended if necessary to comply with the agreement requested by the underwriters.

COMPLIANCE WITH RULE 144. On or before the date of each trade, I will file (or a broker will file on my behalf) a signed Form 144 covering the shares to be sold on that date. The Form 144 should indicate that the sales will be made pursuant to this Plan. All sales should be made in brokers' transactions or transactions with market makers.

COMPLIANCE WITH SECTION 16. I will file a Form 4 report for each month in which trades occur under this Plan. The Form 4 will indicate that the sales will be made pursuant to this Plan.

AMENDMENT OR CANCELLATION. I reserve the right to cancel or amend this trading plan provided that I comply with the requirements of SEC Rule 10b5-1.

/s/ Robert F. Olson
-------------------

Amended and Restated Plan Approved:

STELLENT, INC.

By:  /s/   Gregg A. Waldon
Its:  CFO
Date:  Sept. 27, 2001



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